May 6, 2025

Chi Kin Cheng
Chief Financial Officer
Origin Agritech LTD
Origin R&D Center, Shuangbutou Village
Xushuang Road, Songzhuang Town
Tongzhou District, Beijing, China 101119

       Re: Origin Agritech LTD
           Form 20-F for Fiscal Year Ended December 31, 2024
           Amendment No. 1 to Form 20-F for Fiscal Year Ended December 31, 2024 Response Letter dated April 11, 2025
           File No. 000-51576
Dear Chi Kin Cheng:

       We have reviewed your April 11, 2025 response to our comment letter and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our March
11, 2025 letter.

Amendment No. 1 to Annual Report on Form 20-F
Risk Factors
Risks relating to doing business in China, page 22

1. We note your added disclosure regarding the enforceability of civil liabilities in response to previous comment 7. In your future filings, please also disclose the risks discussed in the section captioned "Enforceability of Civil Liabilities" in a separate risk factor, which should contain disclosures consistent with the separate enforceability section.
       Please contact Jeanne Baker at 202-551-3691 or Terence O'Brien at 202-551-3355 if
you have questions regarding comments on the financial statements and related
 May 6, 2025
Page 2

matters. Please contact Robert Augustin at 202-551-8483 or Conlon Danberg at 202-551-
4466 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Industrial
Applications and
                                                         Services